Filed by Telesp Celular Participações S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Centro Oeste Celular Participações S.A.

Commission File No. 333-110080

THE FOLLOWING ARE MATERIALS FILED WITH THE BRAZILIAN SECURITIES AND
EXCHANGE COMMISSION (COMISSÃO DE VALORES MOBILIÁRIOS) AND MADE PUBLIC BY THE
COMPANY RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF
TELE CENTRO OESTE PARTICIPAÇÕES S.A. WITH TELESP CELULAR PARTICIPAÇÕES S.A.

* * * * *

     These materials may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

     The forward-looking statements in these materials are subject to a number of risks and uncertainties, including, but not limited to, changes in technology, regulation, the global cellular communications marketplace and local economic conditions. These forward-looking statements relate to, among other things, management strategy and the timetable for the merger of shares.

     Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

     These statements reflect our current expectations. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

     Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction that Telesp Celular Participações S.A. has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4 because it contains important information. Investors and security holders may obtain a free copy of these materials and other documents filed by Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A with the Commission at the Commission’s website at www.sec.gov. These materials may also be obtained for free from Telesp Celular Participações S.A.

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EXHIBITS

2

EXHIBITS

Exhibit
Number	Description

1	Notice of Material Fact.
2	Extraordinary Shareholders’ Meeting (Call for Meeting).

EXHIBIT 1

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
public company

AND

TELESP CELULAR PARTICIPAÇÕES S.A.
public company

Notice of Material Fact

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. (“TCO”) and TELESP CELULAR PARTICIPAÇÕES S.A. (“TCP” and, together with TCO, the “Companies”) hereby provide the following information with respect to the merger of shares of TCO into TCP for conversion of TCO into TCP’s wholly-owned subsidiary (“Merger of Shares”):

As of this date, the Brazilian Securities and Exchange Commission (“CVM”) decided to postpone, for 15 days, the date for the holding of the shareholders’ meetings which will deliberate regarding the Merger of Shares, in order to be able to obtain further information allowing it to determine the legality of the transaction, under the terms of article 124, §5º, II of the Corporations Law.

On Monday (December 8), the Companies provided information to the CVM, through which they confirmed that the Merger of Shares had been prepared, structured and disclosed as required by the applicable laws and confer equitable treatment to all shareholders involved in such transaction. The Companies are confident that the CVM, by the end of the period of postponement of the meetings, will declare the Merger of Shares to be lawful.

[Text deleted.]

All the remaining terms and conditions of the Merger of Shares remain unchanged. However, the deadline to exercise the option to convert TCP preferred shares into common shares (“Conversion”) has been extended. The new deadline is January 6, 2004, for exercising the conversion option before the Companhia Brasileira de Liquidação e Custódia - CBLC, and December 30, 2003, for exercising the conversion option before Banco ABN Amro Real S.A.

Finally, the Companies inform that the documents supporting the Merger of Shares (protocol, justification and appraisal reports, among others), continue to be available from TCP’s website (www.telespcelular.com.br) [text deleted]. A copy of such material is also available from CVM’s website (www.cvm.gov.br) and from BOVESPA’s website (www.bovespa.com.br). The Companies’ shareholders who wish to consult and review such documents will be able to do it at the Companies’ headquarters, provided that they shall set a date and time for the visit, with the respective Investor Relations departments of TCP (telephone (011) 5105-1182) and of TCO (telephone (061) 3962-7701).

São Paulo, December 11, 2003

TELE CENTRO OESTE CELULAR
TELESP CELULAR PARTICIPAÇÕES S.A.	PARTICIPAÇÕES S.A.
Fernando Abella	Luis André Carpintero Blanco

2

EXHIBIT 2

TELESP CELULAR PARTICIPAÇÕES S.A.

NIRE (State ID) 35 3 001587-92 — CNPJ/MF (Corporate Tax ID) 02.558.074/0001-73

Public Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL FOR MEETING

In compliance with the decision rendered on December 11, 2003 by the Brazilian Securities Commission (Comissão de Valores Mobiliários), postponing the date scheduled for the Extraordinary Shareholders’ Meeting initially set for December 22, 2003, it is hereby decided that the Extraordinary Shareholders’ Meeting shall be held on January 7, 2004, at 8:30 a.m., at the headquarters of Telesp Celular Participações S.A. (“TCP”), at Avenida Roque Petroni Junior, 1464, 6º andar, parte Block B, in the City of São Paulo, State of São Paulo, in order to resolve the following:

1.	Approval of the conversion of up to 105,518,995,000 TCP’s preferred shares into common shares.

2.	Ratification of the hiring of KPMG Corporate Finance to perform the appraisal of the shareholders’ equity of Tele Centro Oeste Celular Participações S.A. (“TCO”) and TCP, at market values.

3.	Ratification of the hiring of KPMG Auditores Independentes to determine the book value of TCO’s shares.

4.	Ratification of the hiring of Citigroup Global Markets Inc. and Merrill Lynch & Co. to perform TCO’s and TCP’s Economic and Financial Analyses, according to the provisions of Article 30 of TCP’s Bylaws.

5.	Approval of the accounting appraisal report for TCO’s shares to be merged into TCP for purposes of increase of TCP’s capital, and of TCO’s and TCP’s shareholders’ equity appraisal reports at market values.

6.	To take note of TCO’s and TCP’s Economic and Financial Analyses.

7.	Approval of the “Justification of the Merger of Shares Issued by Tele Centro Oeste Celular Participações S.A. into Telesp Celular Participações S.A. for its conversion into a wholly-owned subsidiary”, as amended (“Justification”).

8.	Approval of the terms and conditions of the “Protocol of Merger of Shares Issued by Tele Centro Oeste Celular Participações S.A. into Telesp Celular Participações S.A. for its conversion into a wholly-owned subsidiary”, executed on October 27, 2003 by TCO and TCP’s Boards of Directors, and of its appendices and further amendments (“Protocol”).

9.	Approval of the exchange ratio set forth in the Protocol.

10.	Approval of the Merger of Shares, as provided for in the Protocol.

11.	Approval of TCP’s capital increase, and consequent amendment to Article 5 of TCP’s Bylaws.

As from this date, all documents that support the proposal of TCP’s Board of Directors with relation to the agenda of the Meeting (including protocol, justification and reports, among others) are available from TCP’s website (www.telespcelular.com.br) [text deleted]. Copies of such material are also available from CVM’s website (www.cvm.gov.br) and from BOVESPA’s website (www.bovespa.com.br). The Companies’ shareholders who wish to consult and review such documents will be able to do it at the Companies’ headquarters, provided that they shall set a date and time for the visit with the respective Investor Relations departments of TCP (telephone 55-11-5105-1182) and of TCO (telephone 55-61-3962-7701).

GENERAL INSTRUCTIONS

A) Proxies for representation at the Meetings should be deposited at TCP’s headquarters at Avenida Roque Petroni Junior, 1.464, 3o. andar, parte Block B (Legal Counsel) no later than 48 hours before the holding of the Meetings.
B) Shareholders participating at the Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas) who wish to attend these Meetings should present a bank statement issued no earlier than 02 (two) days before the scheduled date of the meeting, showing their respective shareholding interest.

São Paulo, December 11, 2003

FELIX PABLO IVORRA CANO
Chairman of the Board of Directors